# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MIRUM PHARMACEUTICALS, INC., CIK 0001759425
CUSIP: 604749101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 989 E Hillsdale Blvd., Suite 300, FOSTER CITY, California (CA), 94404
Date of event which requires filing of this statement: 08/18/2025
Amends the filing with accession number 0001193125-19-204056
Filed by CIK 0001720320
Persons authorized to receive notices and communications: Steve R. Bailey, 601 Union Street, Suite 3200, Seattle, Washington (WA), 98101, (206) 621-7200

## Reporting persons
- Frazier Life Sciences IX, L.P. (CIK 0001720320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,566,912; sole dispositive power 0; shared dispositive power 3,566,912; aggregate amount beneficially owned 3,566,912 (7.1% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS IX, L.P. (CIK 0001782789): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,566,912; sole dispositive power 0; shared dispositive power 3,566,912; aggregate amount beneficially owned 3,566,912 (7.1% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS IX, L.L.C. (CIK 0001782791): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,566,912; sole dispositive power 0; shared dispositive power 3,566,912; aggregate amount beneficially owned 3,566,912 (7.1% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 168,308; sole dispositive power 0; shared dispositive power 168,308; aggregate amount beneficially owned 168,308 (0.3% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 168,308; sole dispositive power 0; shared dispositive power 168,308; aggregate amount beneficially owned 168,308 (0.3% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 168,308; sole dispositive power 0; shared dispositive power 168,308; aggregate amount beneficially owned 168,308 (0.3% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,574,374; sole dispositive power 0; shared dispositive power 1,574,374; aggregate amount beneficially owned 1,574,374 (3.1% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,574,374; sole dispositive power 0; shared dispositive power 1,574,374; aggregate amount beneficially owned 1,574,374 (3.1% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,574,374; sole dispositive power 0; shared dispositive power 1,574,374; aggregate amount beneficially owned 1,574,374 (3.1% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences Public Overage Fund, L.P. (CIK 0001913804): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 940,573; sole dispositive power 0; shared dispositive power 940,573; aggregate amount beneficially owned 940,573 (1.9% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP Overage, L.P. (CIK 0001963247): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 940,573; sole dispositive power 0; shared dispositive power 940,573; aggregate amount beneficially owned 940,573 (1.9% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP Overage, L.L.C. (CIK 0001963248): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 940,573; sole dispositive power 0; shared dispositive power 940,573; aggregate amount beneficially owned 940,573 (1.9% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 544,954; sole dispositive power 0; shared dispositive power 544,954; aggregate amount beneficially owned 544,954 (1.1% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 544,954; sole dispositive power 0; shared dispositive power 544,954; aggregate amount beneficially owned 544,954 (1.1% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 544,954; sole dispositive power 0; shared dispositive power 544,954; aggregate amount beneficially owned 544,954 (1.1% of the class)
  Comment: The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,735,220; sole dispositive power 0; shared dispositive power 3,735,220; aggregate amount beneficially owned 3,735,220 (7.4% of the class)
  Comment: The Aggregate Amount represents (i) 3,566,912 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., and (ii) 163,643 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The Percent of Class is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 82,482; shared voting power 3,735,220; sole dispositive power 82,482; shared dispositive power 3,735,220; aggregate amount beneficially owned 3,735,220 (7.6% of the class)
  Comment: The Aggregate Amount represents (i) 5,703 shares of Common Stock held directly by the Reporting Person, (ii) 76,779 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person, (iii) 3,566,912 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., and (iv) 163,643 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The Percent of Class is calculated based on (i) 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025 and (ii) 76,779 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person.
- Albert Cha (CIK 0001397906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Brush (CIK 0001865123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Estes (CIK 0001702527): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: MIRUM PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 989 E Hillsdale Blvd., Suite 300, FOSTER CITY, California (CA), 94404
Comment: This Amendment No. 6 ("Amendment No. 6") to Schedule 13D amends the statement on Schedule 13D filed on July 26 2019 (the "Original Schedule 13D") as amended on April 29, 2020, December 18, 2020, August 16, 2022, April 14, 2023 and September 5, 2023 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 6, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 6, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLSPF directly holds 1,574,374 shares of Common Stock of the Issuer (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLSPOF directly holds 940,573 shares of Common Stock of the Issuer (the "FLSPOF Shares"). FHMLSP Overage, L.P. is the general partner of FLSPOF and the general partner of FHMLSP Overage, L.P. is FHMLSP Overage, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPOF, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

FLS IX directly holds 3,566,912 shares of Common Stock of the Issuer (the "FLS IX Shares"). FHMLS IX, L.P. is the general partner of FLS IX and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Heron and Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the FLS IX Shares.

FLS X directly holds 168,308 shares of Common Stock of the Issuer (the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

FLS XI directly holds 544,954 shares of Common Stock of the Issuer (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI, and this Schedule 13D corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior Statements.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13D/A filed on September 5, 2023)

## Signatures
- Frazier Life Sciences IX, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P., GP of Frazier Life Sciences IX, L.P. (08/20/2025)
- FHMLS IX, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P. (08/20/2025)
- FHMLS IX, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C. (08/20/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (08/20/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (08/20/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (08/20/2025)
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/20/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/20/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (08/20/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (08/20/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (08/20/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (08/20/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/20/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/20/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (08/20/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/20/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (03/06/2025)
- Albert Cha: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Albert Cha, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/20/2025)
- James Brush: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James Brush, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/20/2025)
- Daniel Estes: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Daniel Estes, pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022 (08/20/2025)